

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2013

Via E-Mail
Lisbeth Guerrero, President
Pladeo Corp.
Circuito Porta Vicenza 3108
Fracc. Porta Fontana
Leon, MEXICO

> **Re:** **Pladeo Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 26, 2012**
> **File No. 333-182714**

Dear Ms. Guerrero:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. References to prior comments are to those provided in our letter dated December 14, 2012.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. As requested in prior comment 2, please explain or revise the reference to selling shareholders in the final paragraph on this page, given that you are registering a primary offering by the company. Your response states that you have made the requested changes, but we note no changes responsive to this comment in your revised document.

Summary Financial Information, page 5

2. Further to prior comment 3, please revise the statement that the information in this section is "derived from [y]our audited financial statements for the period from February 2, 2012 to July 31, 2012" to reflect the proper dates of the information presented and to avoid indicating that your interim financial statements for the three months ended July 31, 2012 have been audited.

3.	Revise total expenses and net loss for the period from inception to October 31, 2012 to reconcile to your statements of operations on page F-4, which indicates that total operating expenses and net loss for this cumulative period was $8,506. Please also make corresponding changes to other references to cumulative net losses throughout your filing, such as those amounts disclosed on pages 8 and 14.

	You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Branch Chief – Accounting, at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or me at (202) 551-3735 with any other questions.

					Sincerely,

					/s/ Barbara C. Jacobs

					Barbara C. Jacobs
					Assistant Director

cc:	Via E-Mail
	Kevin A. Polis, Esq.
	Carrillo Huettel, LLP